Exhibit 99.1

SINA Special Committee Retains Financial Advisor and Legal Counsel

BEIJING, China—August 7, 2020—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced that the independent special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) has retained Morgan Stanley Asia Limited as its financial advisor, and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel to assist the Special Committee in its evaluation and consideration of the previously announced preliminary non-binding proposal from New Wave MMXV Limited (“New Wave”) that the Board received on July 6, 2020, proposing to acquire all the outstanding ordinary shares of the Company not already owned by New Wave for US$41 per share in cash in a going private transaction (the “Proposed Transaction”). New Wave is a company incorporated in the British Virgin Islands and controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company.

The Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be entered into or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction, except as required under applicable law.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and Fintech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2019 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn